Attachment  #1

Response  to  Sub-Item  77C

(a)  Special  meeting  of  shareholders  was  held  on  October  20,  2000.
(b)  N/A
(c) To consider and act on an Agreement and Plan or Reorganization, dated September 21, 2000, providing for the transfer of substantially all of the assets of the Social Responsibility Portfolio of Bridgeway Fund, Inc. to the Calvert Large Cap Growth Fund.
177300.04  votes  for;  9960.447  votes  against;  1803.915  votes  abstained
(d)  N/A